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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8 )

                               VIRBAC CORPORATION
                       (Name of Subject Company (Issuer))

                        LABOGROUP HOLDING, INC. - OFFEROR
                                 INTERLAB S.A.S
                                   VIRBAC S.A.
                VIRBAC CORPORATION - (Issuer and subject company
               of Rule 13E-3 transaction) (Name of Filing Persons
                 (identifying status as offeror, issuer or other
                                    person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    927649 10
                      (CUSIP Number of Class of Securities)

           ERIC MAREE                                    WITH A COPY TO:
CHAIRMAN OF THE MANAGEMENT BOARD                        DAVID F. FREEDMAN
           VIRBAC S.A.                                 BAKER & MCKENZIE LLP
     13 EME RUE LID - BP 27                        1114 AVENUE OF THE AMERICAS
    06511 CARROS CEDEX, FRANCE                       NEW YORK, NEW YORK 10036
       011-33-4-9208-7214                                 (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            CALCULATION OF FILING FEE
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   TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------  ----------------------------------------
        47,409,768                                        $5,073
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*    Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Virbac Corporation, a Delaware corporation, other than the shares owned by Virbac S.A. and its subsidiaries, at a purchase price of $5.25 per share, net to the seller in cash, including all shares underlying outstanding options to purchase such common stock having an exercise price less than $5.25 per share. As of July 31, 2006 there were 22,644,240 shares of common stock outstanding, of which 13,613,808 shares are owned by Virbac S.A. and its subsidiaries.

** The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $5,073
                          Filing Party: Interlab S.A.S.
                     Form or Registration No.: Schedule TO-T

                           Date Filed: August 18, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.

     |_|  issuer tender offer subject to Rule 13e-4.

     |X|  going-private transaction subject to Rule 13e-3.

     |X|  amendment to Schedule 13D under Rule 13d-2.

     |_| Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 8 amends and supplements the Tender Offer Statement, Rule 13E-3 Transaction Statement and amendment to Schedule 13D under Rule 13d-2 filed under cover of Schedule TO (this "Schedule TO") filed on August 18, 2006 by Virbac S.A., a corporation organized under the laws of France ("Parent"), Interlab S.A.S, a French company ("Interlab") and a wholly owned subsidiary of Virbac S.A., Labogroup Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Virbac S.A., and Virbac Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1 to the Schedule TO filed on September 8, 2006, by Amendment No. 2 to the Schedule TO filed on September 15, 2006, by Amendment No. 3 to the Schedule TO filed on September 21, 2006, by Amendment No. 4 to the Schedule TO filed on September 26, 2006, by Amendment No. 5 to the Schedule TO filed on October 4, 2006, by Amendment No. 6 to the Schedule TO filed on October 11, 2006 and by Amendment No. 7 to the Schedule TO on October 12, 2006. This Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, other than those Shares already owned by Purchaser, Parent and their subsidiaries, except the Company and its subsidiaries, at $5.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2006 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated September 8, 2006 (the "First Supplement"), the Second Supplement to the Offer to Purchase dated October 17, 2006 (the "Second Supplement") and in the related revised
(gold) Letter of Transmittal (which, together with the Offer to Purchase, the First Supplement, as each may be amended or supplemented from time to time, and the Second Supplement, collectively constitute the "Amended Offer").

The information set forth in the Offer to Purchase, the First Amendment and the Second Amendment, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1   SUMMARY TERM SHEET.

         The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," is incorporated herein by reference.

ITEM 2   SUBJECT COMPANY INFORMATION.

         (b) The information set forth in the Second Supplement under the heading, "INTRODUCTION," is incorporated herein by reference.

         (c) The information set forth in the Second Supplement under the headings, "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends," is incorporated herein by reference.

ITEM 3   IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," is incorporated herein by reference.

         (b) The information set forth in the Second Supplement under the heading, "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," is incorporated herein by reference.
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


ITEM 4   TERMS OF THE TRANSACTION.

         (a) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," "THE TENDER OFFER -- Section 1. Terms of the Amended Offer" and "THE TENDER OFFER -- Section 3. Procedure for Accepting the Amended Offer and Tendering Shares," is incorporated herein by reference.

         (d) See Item 13

ITEM 5   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (b) The information set forth in the Second Supplement under the heading, "SPECIAL FACTORS -- Section II. Background of the Offer," is incorporated herein by reference.

         (c) See Item 13.

         (e) See Item 13.

ITEM 6   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) and (c)(1) through (7) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," "SPECIAL FACTORS -- Section II. Background of the Offer" and "SPECIAL FACTORS -- Section III. Purpose and Structure of the Amended Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

ITEM 7   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," "INTRODUCTION" and "THE TENDER OFFER -- Section 9. Source and Amount of Funds," is incorporated herein by reference.

ITEM 8   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Section IX. Interests of Certain Parties in the Offer and the Merger," is incorporated herein by reference.

ITEM 11  ADDITIONAL INFORMATION.

         (a)(5) The information set forth in the Second Supplement under the heading, "THE TENDER OFFER -- Section 14. Certain Legal Matters; Regulatory Approvals," is incorporated herein by reference.

ITEM 12.       EXHIBITS.

(a)(1)(N)      Second Supplement to Offer to Purchase, dated October 17, 2006.

(a)(1)(O)      Revised Form of Letter of Transmittal.

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

(a)(1)(P)      Revised Form of Notice of Guaranteed Delivery.

(a)(1)(Q) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(R) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(S) Revised Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation.

(d)(2) Amendment to Tender Offer and Merger Agreement dated October 13, 2006 by and among Virbac S.A., Interlab S.A.S, Labogroup Holding, Inc. and Virbac Corporation.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E - 3.

Item 4. Terms of Transaction.

         (d) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET" and "INTRODUCTION" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (c) The information set forth in the Second Supplement under the heading, "SPECIAL FACTORS -- Section IV. Position of Virbac S.A. and Purchaser regarding Fairness of the Offer and the Merger," is incorporated herein by reference.

         (e) The information set forth in the Second Supplement under the heading, "SPECIAL FACTORS -- Section IX. Interests of Certain Parties in the Offer and the Merger," is incorporated herein by reference.

Item 8. Fairness of the Transaction.

         (a) through (f) The information set forth in the Second Supplement under the headings, "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER," "INTRODUCTION" and "SPECIAL FACTORS -- Section IV. Position of Virbac S.A. and Purchaser regarding Fairness of the Offer and the Merger," is incorporated herein by reference.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2006

                                         LABOGROUP HOLDING, INC.


                                         By:  /s/ Eric Maree
                                              ------------------------------
                                         Name:  Eric Maree
                                         Title: President



                                         INTERLAB S.A.S.


                                         By:  /s/ Eric Maree
                                              ------------------------------
                                         Name:  Eric Maree
                                         Title: Chief Executive Officer



                                         VIRBAC S.A.


                                         By: /s/ Eric Maree
                                             -------------------------------
                                         Name:  Eric Maree
                                         Title: Chairman of the Management Board


                                         VIRBAC CORPORATION


                                         By: /s/ Erik Martinez
                                              ------------------------------
                                         Name:  Erik Martinez
                                         Title: President and Chief
                                                Executive Officer

                                  EXHIBIT INDEX

(a)(1)(N)      Second Supplement to Offer to Purchase, dated October 17, 2006.

(a)(1)(O)      Revised Form of Letter of Transmittal.

(a)(1)(P)      Revised Form of Notice of Guaranteed Delivery.

(a)(1)(Q) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(R) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(S) Revised Notice of Conditional Exercise of Options to Purchase Common Stock of Virbac Corporation.

(d)(2) Amendment to Tender Offer and Merger Agreement dated October 13, 2006 by and among Virbac S.A., Interlab S.A.S, Labogroup Holding, Inc. and Virbac Corporation.


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